Vf 8-6-02

02023464

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TED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-9545 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAIL PROCESSING AUG 0 7 2002 WASH, D.C. 164 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2001 (MM/DD/YY) AND ENDING MAY 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WECHSLER & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 SOUTH BEDFORD ROAD
(No. and Street)

| MT. KISCO | NY | 10549 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY MITTENTAG — (914) 242-6060
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.
(Name — *if individual, state last, first, middle name)*

PROCESSED

| 1430 BROADWAY | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

AUG 0 7 2002

P THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays*

# OATH OR AFFIRMATION

I, JAY MITTENTAG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WECHSLER & CO., INC., as of MAY 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 31st day of July, 2002

Jay Mittentag
Signature

Chief Financial Officer
Title

Deborah A. Berwa
Notary Public

DEBORAH A. BERWA
Notary Public, State of New York
No 01BE6016404
Qualified in Westchester County
Commission Expires November 16, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM

X-17A-5

10/85

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]    2) Rule 17a-5(b) [ ] [17]    3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]    5) Other [ ] [26]

| | |
|---|---|
| NAME OF BROKER-DEALER<br>WECHSLER & CO., INC. [13] | SEC FILE NO<br>8-9545 [14]<br>FOR FIRM ID NO<br>13-1944376 [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)<br>105 SOUTH BEDFORD ROAD [20]<br>(No and Street) | FOR PERIOD BEGINNING (MM/DD/YY)<br>JUNE / 1 / 2001 [24] |
| MT. KISCO [21] (City)    NY [22] (State)    10549 [23] (Zip) | AND ENDING (MM/DD/YY)<br>MAY / 31 / 2002 [25] |

| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code) - Telephone No. |
|---|---|
| JAY MITTENTAG [30] | (914) 242-6060 [31] |

| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE |
|---|---|
| NONE [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?    YES [ ] [40]    NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 31st day of July 2002

Manual Signatures of

1) ______________________
Principal Executive Officer or Managing Partner

2) Jay Mittentag
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a) )

WECHSLER & CO., Inc.
MAY 31, 2002

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Wechsler & Co., Inc.
Mt. Kisco, New York

We have audited the accompanying statement of financial condition of Wechsler & Co., Inc. as of May 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wechsler & Co., Inc. as of May 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exhange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
July 2, 2002

Sanford Becker & Co. PC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO, INC. | N | 3 | [100]

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 5 / 31 / 02 [99]
SEC FILE NO. 8-9545 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

**ASSETS**

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | 101,729 [200] | | 101,729 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | 27,675,441 [295] | | |
| B. Other | [300] | [550] | 27,675,441 [810] |
| 3. Receivable from non-customers | [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt Securities | 1,431,530 [419] | | |
| C. Options | [420] | | |
| D. Other securities | 70,116,310 [424] | | |
| E. Spot commodities | [430] | | 71,547,840 [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost .... 13,171,583 [130] | | | |
| B. At estimated fair value | [440] | 10,779,650 [610] | 10,779,650 [860] |
| 6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities [150] | | | |
| B. Other securities [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| Market value of collateral: | | | |
| A. Exempted securities [170] | | | |
| B. Other securities [180] | | | |
| 8. Membership in exchanges: | | | |
| A. Owned, at market [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | 213,100 [670] | 213,100 [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [490] | 44,284 [680] | 44,284 [920] |
| 11. Other assets | [535] | 588,343 [735] | 588,343 [930] |
| 12. TOTAL ASSETS | 99,325,010 [540] | 11,625,377 [740] | 110,950,387 [940] |

**OMIT PENNIES**

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5 / 31 / 02

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| LIABILITIES | | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|---|
| 13. Bank loans payable | | | 1045 | | 1255 | | 1470 |
| 14. Payable to brokers or dealers | | | | | | | |
| A. Clearance account | | | 1114 | 4,774,527 | 1315 | 4,774,527 | 1560 |
| B. Other | | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased at market value | | | | 32,800,168 | 1360 | 32,800,168 | 162 |
| 17. Accounts payable, accrued liabilities expenses and other | | 1,624,990 | 1205 | 21,533,182 | 1385 | 23,158,172 | 168 |
| 18. Notes and mortgages payable: | | | | | | | |
| A. Unsecured | | | 1210 | | | | 169 |
| B. Secured | | | 1211 | | 1390 | | 170 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | | |
| A. Cash borrowings: | | | | | 1400 | | 171 |
| 1. from outsiders | 970 | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of | 980 | | | | | | |
| B. Securities borrowings, at market value: from outsiders | 990 | | | | 1410 | | 172 |
| C. Pursuant to secured demand note collateral agreements | | | | | 1420 | | 17 |
| 1. from outsiders | 1000 | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of | 1010 | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | | 1430 | | 17 |
| E. Accounts and other borrowings not qualified for net capital purposes | | | 1220 | | 1440 | | 17 |
| 20. TOTAL LIABILITIES | | 1,624,990 | 1230 | 59,107,877 | 1450 | 60,732,867 | 17 |

### Ownership Equity

| | | | Total | |
|---|---|---|---|---|
| 21. Sole proprietorship | | | | 1 |
| 22. Partnership (limited partners | | 1020 ) | | 1 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | 2,604,750 | 1 |
| B. Common Stock | | | 50,247 | 1 |
| C. Additional paid-in capital | | | | 1 |
| D. Retained earnings | | | 47,562,523 | 1 |
| E. Total | | | 50,217,520 | 1 |
| F. Less capital stock in treasury | | | ( ) | |
| 24. TOTAL OWNERSHIP EQUITY | | | 50,217,520 | |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | 110,950,387 | |

OMIT PENN

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF EARNINGS
YEAR ENDED MAY 31, 2002

| | | | |
|---|---|---|---|
| **REVENUE** | | | |
| Commissions | | | $ 120 |
| Profit Trading - Securities | | | 14,249,153 |
| Dividends & Interest (Net) | | | 344,674 |
| Other | | | 762,753 |
| | TOTALS | | $ 15,356,700 |
| **EXPENSES** | | | |
| Employee Compensation and Benefits | | | $ 2,912,970 |
| Communications | | | 91,193 |
| Interest | | | 310,955 |
| Occupancy Expenses | | | 134,070 |
| Clearance Charges | | | 54,427 |
| Other Operating Expenses | | | (833,551) |
| | TOTALS | | $ 2,670,064 |
| Net Income Before Federal Income Tax and Unrealized Losses | | | $ 12,686,636 |
| Unrealized Loss-Trading and Investment Securities | | | (29,511,672) |
| Net Loss Before Federal Income Tax | | | (16,825,036) |
| Provision For Taxes | | | |
| Current | | 3,226,716 | |
| Deferred | | (9,480,566) | (6,253,850) |
| Net Loss | | | (10,571,186) |

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2002

| | COMMON STOCK | PREFERRED STOCK | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| Balance - June 1, 2001 | $ 50,247 | $ 2,604,750 | $ 58,201,809 | $ 60,856,806 |
| Deduct: | | | | |
| Net Loss for the Year | | | (10,571,186) | (10,571,186) |
| Prior Year Adjustment Unrealized Trading | | | (68,100) | (68,100) |
| Balance - May 31, 2002 | $ 50,247 | $ 2,604,750 | $ 47,562,523 | $ 50,217,520 |

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2002

STATEMENT OF CASH FLOWS

| | | | |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net Profit (Loss) For The Year | | $ | (10,571,186) |
| Adjustment To Reconcile Net Loss To Net Cash Used In Operating Activities: | | | |
| Prior Year Adjustment - Unrealized Trading | (68,100) | | |
| Depreciation | 36,043 | | |
| Decrease in Receivable From Brokers or Dealers | 7,970,498 | | |
| Increase in Other Assets | (354,106) | | |
| Decrease in Payable to Brokers or Dealers | (1,547,525) | | |
| Decrease in Accounts Payable and Accrued Expenses Payable | (18,488,332) | | |
| Total Adjustments | | | (12,451,522) |
| Net Cash Used In Operating Activities | | $ | (23,022,708) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Decrease in Securities Owned (Net) | 23,027,013 | | |
| Capital Expenditures - Equipment | 8,596 | | |
| Net Cash Provided By Investing Activities | | | 23,018,417 |
| Decrease in Cash and Cash Equivalents | | | (4,291) |
| Cash at Beginning of Year | | | 106,020 |
| Cash at End of Year | | $ | 101,729 |

SEE NOTES TO FINANCIAL STATEMENTS

WECHSLER & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MAY 31, 2002

1) General Business:
The company is registered as a broker/dealer in securities with the Securities and Exchange Commission. In this capacity, it executes principal and agency transactions. The Company conducts business primarily with broker/dealers for its own proprietary accounts and also introduces customer transactions to Bear Stearns Securities Corp. on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business. Wechsler & Co., Inc. does not do business in foreign currency, futures or forward contracts.

2) Summary of Significant Accounting Policies:

(a) Securities sold, but not yet purchased include marketable securities stated at quoted market values, with unrealized gains and losses are reflected in income. Subsequent market fluctuation of securities sold, but not yet purchased may require purchasing the securities at prices which may differ form the market values reflected on the statement of financial condition.

(b) Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets.

(c) The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB statement No. 109 "Accounting for Income Taxes," are as follows:

| | Current | Deferred |
|---|---|---|
| Federal | $ 3,226,716 | $ (9,480,567) |
| State | 980,199 | (3,281,736) |
| | $ 4,206,915 | $ (12,762,303) |

Deferred income taxes are applicable to unrealized appreciation of investment securities.

(Continue on next page)

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) The company is obligated under a noncancelable operating lease for its office premises expiring October 31, 2002. Total remaining obligations under this lease amount to $51,692.50.

3) Capital Stock:

| | |
|---|---|
| Capital Stock consists of the following: | |
| $1,000 Cumulative Preferred 6% No Par Value | |
| Authorized 10,000 Shares | |
| Issued and Outstanding 2,604.75 Shares | $ 2,604.750 |
| Authorized 482 Shares Common Shares | |
| Issued and Outstanding 160 Shares | $ 50,247 |

Cumulative dividends remain unpaid and undeclared.
On liquidation preference dividends would only be paid
If declared from earnings.
As of May 31, 2002 dividends in the amount of $3,192,872.35
Remain unpaid and undeclared.
Cumulative Pfd dividends which remain unpaid would
be an additional liquidation preference upon sale or
liquidation of the corporation.

4) Net Capital Requirements:
The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a ratio of aggregate indebtedness to the net capital as defined, not to exceed 15 to 1. At May 31, 2002 the Company's net capital was $31,039,714 whereas the required net capital was $108,333. Aggregate indebtedness was $1,624,990. The percentage indebtedness to the net capital was 5.24%

(5) The corporation presently has under appeal to the appellate division of the Internal Revenue Service for the tax years ended May 31, 1992 through May 31, 1999 proposed adjustments to Income. The proposed additional tax claimed due by the Internal Revenue Service is $10,393,392.33 plus interest. The firm considers these to be without merit.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5 / 31 / 02

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | 50,217,520 | 348 |
| 2. Deduct Ownership equity not allowable for net capital | | | ( ) | 349 |
| 3. Total ownership equity qualified for net capital | | | 50,217,520 | 350 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 352 |
| B. Other (deductions) or allowable credits (List) | | | | 352 |
| 5. Total capital and allowable subordinated liabilities | | | 50,217,520 | 353 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Note B and C) | 11,625,377 | 3540 | | |
| B. Secured demand note deficiency | | 3590 | | |
| C. Commodity futures contracts and spot commodities -proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges BLOCKAGE-SECURITIES | 300,543 | 3610 | ( 11,925,920 ) | 362 |
| 7. Other additions and/or allowable credits (List) | | | | 363 |
| 8. Net Capital before haircuts on securities positions | | | 38,291,600 | 364 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f) ): | | | | |
| A. Contractual securities commitments | | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities | | | | |
| 1. Exempted securities | | 3735 | | |
| 2. Debt securities | 208,992 | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | 5,676,113 | 3734 | | |
| D. Undue concentration | 1,366,781 | 3650 | | |
| E. Other (List) | | 3736 | ( 7,251,886 ) | 37 |
| 10. Net Capital | | | 31,039,714 | 37 |

OMIT PENNIE

SEE NOTES TO FINANCIAL STATEMENTS

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

WECHSLER & CO., INC. as of 5/31/02

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 108,333 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | 108,333 | 3760 |
| 14. Excess net capital (line 10 less 13) | 30,931,381 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | 1,624,990 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | 3810 | | |
| C. Other unrecorded amounts (List) | | 3820 | | 3830 |
| 19. Total aggregate indebtedness | | | 1,624,990 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) % | | | 5.24% | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) % | | | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | N/A | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3760 |
| 25. Excess net capital (line 10 less 24) | | 3910 |
| 26. Net capital in excess of the greater of: | | |
| A. 5% of combine aggregate debit items or $120,000 | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

WECHSLER & CO., *INC. as of 5 /31 /02

### Exemptive Provisions Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)·

| | | |
|---|---|---|
| A. (k) (1)-$2,500 capital category as per Rule 15c3-1 ........ | | 4550 |
| B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained ........ | | 4560 |
| C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm BEAR, STEARNS SECURITIES CORP. [4335] | X | 4570 |
| D. (k) (3)-Exempted by order of the Commission ........ | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type Of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider ? (In or Out) | Amount to be With drawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |
| | | TOTAL | 4699 | | |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c)(2)(iv) Liabilities |

SEE NOTES TO FINANCIAL STATEMENTS

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1 TO CORPORATIONS
CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA

FILING MAY 31, 2002

| | |
|---|---|
| Net Capital Per Corporation's Unaudited Form X-17A-5 Part IIA Amended Filing May 31, 2002 | $ 31,039,714 |
| Net Capital Per Computation Pursuant to Rule 17a-5(d) Audited Filing | $ 31,039,714 |

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

# REPORT ON INTERNAL CONTROL

Board of Directors
Wechsler & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wechsler & Co., Inc. for the year ended May 31, 2002 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Wechsler & Co., Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

New York, New York
July 2, 2002

# WECHSLER & CO., INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED MAY 31, 2002